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                                                                    EXHIBIT 99.2



PRESS RELEASE                                                             amdocs
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  AMDOCS ACQUIRES DST INNOVIS, A LEADING PROVIDER OF CUSTOMER CARE AND BILLING
        SOLUTIONS FOR THE BROADBAND MEDIA MARKET, FROM DST SYSTEMS, INC.

     ACQUISITION PROPELS AMDOCS INTO A LEADERSHIP POSITION IN THE BROADBAND
                                MEDIA MARKETPLACE


     ST. LOUIS, MO -- July 5, 2005 -- Amdocs (NYSE: DOX), the leading provider of software and services to enable integrated customer management and the intentional customer experience, today announced that it has acquired DST Innovis Inc. and DST Interactive, Inc., ("DST Innovis"), a leading provider of customer care and billing solutions to broadband media companies; from DST Systems, Inc. This is a cash transaction in which Amdocs has acquired all of the common stock of DST Innovis for approximately $238 million. The acquisition propels Amdocs into a leadership position in the broadband media marketplace, which includes cable and satellite companies.
     DST Innovis provides billing and customer care solutions to the largest cable broadband and satellite companies, including DIRECTV, Comcast and Cablevision, supporting about 37 million subscribers worldwide. With revenues of approximately $233 million in fiscal 2004, DST Innovis has about 700 employees, predominantly located in Sacramento, California and Charlotte, North Carolina.
     "We are very excited about this acquisition. The broadband media industry -- which is undergoing tremendous change and dealing with increased complexity as it continues to converge with the telecommunications industry -- represents a considerable opportunity for Amdocs," said Dov Baharav, chief executive officer of Amdocs Management Limited. "DST Innovis adds strategic value to Amdocs as a result of its proven expertise in the broadband industry, strong existing relationships with industry leaders, significant market share in the U.S. and leading technology assets. DST Innovis' capabilities complement Amdocs existing strength in telecommunications and allow us to take advantage of the opportunity presented by the broadband industry. As a result, Amdocs will be in a unique competitive position to offer the most comprehensive set of solutions to help broadband media and satellite companies transition to integrated customer management, or ICM, which has become an imperative for companies across the entire communications service provider spectrum."

     DST Innovis will operate as the Broadband Cable and Satellite division within Amdocs and will have global responsibility for the broadband media market. The new division will continue to be led by

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Peter Nault, chief executive officer and president of DST Innovis, and the current management team, with some members from Amdocs joining the management team to facilitate a smooth transition.
     "Today, cable broadband and satellite service providers are offering 'triple play' service bundles that include voice, data, and video, as well as bundles of personalized, high-value services to help grow stronger, more profitable customer relationships," said Mr. Nault of DST Innovis. "Many of those providers are seeking to deepen these customer relationships in different ways, including adding wireless or wireline services to their portfolio, which further contributes to increasing complexity in the business. Amdocs deep telecommunications industry knowledge, comprehensive set of products and services, as well as its proven ability to reduce time-to-market and successfully implement complex projects for Tier One carriers, coupled with its global reach and financial strength, will allow us to better support our customers as they navigate the converging marketplace."
     Amdocs has also signed a long-term agreement with DST Output, by which it will continue to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of this agreement, DST Output will be a preferred vendor of billing print and mail for projects that combine those services with billing support, and is expected to be selected as the provider of these services for additional Amdocs North American customers.
     Under the terms of the acquisition, Amdocs acquired DST Innovis for approximately $238 million in cash. The transaction is expected to be neutral to earnings per share excluding acquisition-related items in the fourth quarter of fiscal 2005, and accretive to earnings per share excluding acquisition related items in fiscal 2006 and thereafter. Amdocs may incur a one-time charge in its fourth fiscal quarter ending September 30, 2005 to account for certain costs related to the acquisition.

     Amdocs will host a conference call on July 5th at 8 a.m. Eastern Daylight Time to discuss the Company's acquisition of DST Innovis. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.


ABOUT AMDOCS
Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of an integrated customer management strategy by the world's leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle - target, sell, deliver, bill and support - Amdocs enables service companies to deliver an intentional customer experience, which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with revenue of $1.774 billion in fiscal 2004,

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Amdocs employs over 9,500 IT professionals and serves customers in more than 40 countries around the world. For more information, visit Amdocs at www.amdocs.com.


AMDOCS FORWARD-LOOKING STATEMENT
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 30, 2004 and our Forms 6-K furnished on February 14, 2005 and May 16, 2005.

MEDIA CONTACTS:
AMDOCS
Leslie Amadio
Amdocs
Tel: +1-314-749-3559
E-Mail: leslie.amadio@amdocs.com



AMDOCS

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USA
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